083-00002

RECEIVED
2010 OCT 18 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE



10016450

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SUPPL

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2010

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City,
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the third quarter of 2010 is set out in Appendices A and B.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 September 2010 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

dly 10/19

New Borrowings
3rd QTR 2010

Appendix A

Issue Date	Maturity Date	CY	Principal Amount	Issue Description	Borr. No.	MTN No.
02-Jul-10	06-Jul-15	TRY	230,000,000	TRY230 mn 0.50% Deep Discount Nts	806-000	560-00-2
13-Jul-10	25-May-12	BRL	50,000,000	BRL50 mn 9.50% Notes payable in US$	786-002	540-02-1
27-Jul-10	28-Jul-14	BRL	200,000,000	BRL200 mn 8.55% Notes payable in JPY	805-000	559-00-2
27-Jul-10	27-Jul-40	US$	30,000,000	US$30.0 mn Zero Coupon Call Nts	808-000	562-00-2
04-Aug-10	04-Feb-14	BRL	12,360,000	BRL12.360 mn 7.50% Notes payable in JPY	807-000	561-00-2
06-Aug-10	25-May-12	BRL	50,000,000	BRL50 mn 9.50% Notes payable in US$	786-003	540-03-1
12-Aug-10	14-Aug-14	BRL	185,000,000	BRL185 mn 8.02% Notes payable in US$	809-000	563-00-2
19-Aug-10	18-Aug-17	US$	1,000,000,000	US$1 bn 2.25% Notes	810-000	564-00-1
17-Sep-10	17-Sep-40	US$	30,000,000	US$30.0 mn Zero Coupon Call Nts	815-000	569-00-2
27-Sep-10	27-Sep-13	AUD	26,538,000	AUD26.538 mn 4.51% Notes	816-000	570-00-2
28-Sep-10	07-Dec-12	BRL	100,000,000	BRL100 mn 8.00% Notes payable in US$	817-000	571-00-1
29-Sep-10	29-Sep-17	TRY	65,000,000	TRY65 mn 0.50% Deep Disc Nts	811-000	565-00-2
29-Sep-10	29-Sep-17	BRL	124,500,000	BRL124.50 mn 0.50% Deep Discount Nts	812-000	566-00-2
29-Sep-10	29-Sep-14	BRL	33,980,000	BRL33.98 mn 7.02% Notes	813-000	567-00-2
29-Sep-10	29-Sep-14	AUD	110,850,000	AUD110.85 mn 4.35% Notes	814-000	568-00-2

Redeemed Borrowings
3rd QTR 2010

Appendix B

Issue Date	Maturity Date	Issue Description	Borr. No.	MTN No.
30-Jun-08	01-Jul-10	ZAR34,260,000 10.00 per cent. Notes due 1 July 2010	667-000	417-00-2
02-Jul-08	02-Jul-10	U.S.$20,000,000 Zero Coupon Callable Notes due 2 July 2038	662-000	429-00-2
03-Jul-08	03-Jul-10	U.S.$20,000,000 Zero Coupon Callable Notes due 3 July 2038	663-000	431-00-2
10-Jul-08	07-Jul-10	AUD126,000,000 6.85 per cent. Notes due 7 July 2010	669-000	420-00-2
08-Jul-08	08-Jul-10	U.S.$20,000,000 Zero Coupon Callable Notes due 8 July 2038	670-000	432-00-2
10-Jul-08	10-Jul-10	U.S.$15,000,000 Zero Coupon Callable Notes due 10 July 2038	671-000	434-00-2
11-Jul-07	12-Jul-10	AUD32,500,000 6.18 per cent. Notes due 12 July 2010	580-000	335-00-2
01-Jul-08	15-Jul-10	TRY4,000,000 15.10 per cent. Notes due 15 July 2010	668-000	426-00-2
10-Jul-08	20-Jul-10	ZAR1,425,000,000 11.25 per cent. Notes due 20 July 2010	673-000	436-00-2
10-Jul-08	20-Jul-10	TRY104,000,000 0.50 per cent. Deep Discount Notes due 20 July 2010	674-000	437-00-2
30-Jul-07	29-Jul-10	US$5,000,000 4.56 per cent. Notes due 29 July 2010	582-000	342-00-2
30-Jul-08	30-Jul-10	AUD9,550,000 6.61 per cent. Notes due 30 July 2010	677-000	442-00-2
30-Jul-08	30-Jul-10	ZAR276,230,000 11.24 per cent. Notes due 30 July 2010	678-000	443-00-2
29-Jul-08	30-Jul-10	TRY5,640,000 15.30 per cent. Notes due 30 July 2010	683-000	430-00-2
29-Jul-08	30-Jul-10	ZAR32,500,000 10.00 per cent. Notes due 30 July 2010	684-000	435-00-2
30-Jul-08	30-Jul-10	U.S.$20,000,000 Zero Coupon Callable Notes due 30 July 2038	681-000	445-00-2
01-Aug-08	01-Aug-10	U.S.$20,000,000 Zero Coupon Callable Notes due 1 August 2038	682-000	447-00-2
02-Aug-05	02-Aug-10	ZAR1,000,000,000 7.00 per cent. Notes due 2 August 2010	426-000	201-00-2
10-Aug-05	10-Aug-10	JPY1,000,000,000 Fixed and Floating Rate Callable Notes due 10 August 2020	429-000	200-00-2
18-Aug-08	18-Aug-10	ZAR500,000,000 10.50 per cent. Notes due 18 August 2010	689-000	446-00-1
21-Aug-08	20-Aug-10	ZAR23,500,000 9.30 per cent. Notes due 20 August 2010	685-000	450-00-2
20-Aug-08	20-Aug-10	TRY4,000,000 15.10 per cent. Notes due 20 August 2010	690-000	451-00-2
25-Aug-05	21-Aug-10	JPY1,000,000,000 Fixed and Floating Rate Callable Notes due 21 August 2025	438-000	210-00-2
25-Aug-05	25-Aug-10	ZAR200,000,000 6.00 per cent. Notes due 25 August 2010	437-000	212-00-2
28-Sep-05	25-Aug-10	ZAR200,000,000 6.00 per cent. Notes due 25 August 2010	437-001	212-01-2
30-Aug-07	25-Aug-10	AUD22,000,000 6.10 per cent. Notes due 25 August 2010	586-000	346-00-2
28-Aug-08	25-Aug-10	NZD22,000,000 6.10 per cent. Notes due 25 August 2010	694-000	449-00-2
29-Aug-07	26-Aug-10	AUD30,000,000 5.94 per cent. Notes due 26 August 2010	585-000	347-00-2
28-Sep-07	31-Aug-10	ZAR1,000,000,000 10.00 per cent. Global Notes due 31 August 2010	591-000	351-00-1
02-Sep-08	02-Sep-10	ZAR50,000,000 10.02 per cent. Notes due 2 September 2010	696-000	455-00-2
26-Jul-05	15-Sep-10	US$1,000,000,000 4.125 per cent. Global Notes due 15 September 2010	424-000	199-00-1
11-Sep-08	16-Sep-10	AUD158,000,000 5.70 per cent. Notes due 16 September 2010	698-000	456-00-2
18-Sep-07	17-Sep-10	US$1,000,000,000 4.375 per cent. Global Notes due 17 September 2010	589-000	350-00-1
18-Jun-08	22-Sep-10	US$500,000,000 3.375 per cent. Notes due 22 September 2010	658-000	425-00-1
26-Sep-07	24-Sep-10	AUD12,000,000 6.00 per cent. Notes due 24 September 2010	590-000	349-00-2